(Securities Code 7203)

May 26, 2014

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of FY2014 Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with Japan generally accepted accounting principles)

Dear Shareholder,

Please refer to the following for information about the upcoming FY2014 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Monday, June 16, 2014 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Tuesday, June 17, 2014

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2014 (April 1, 2013 through March 31, 2014) and report by Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:	Distribution of Surplus
Proposed Resolution 2:	Election of 15 Directors
Proposed Resolution 3:	Election of 2 Audit & Supervisory Board Members
Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member
Proposed Resolution 5:	Payment of Executive Bonuses
Proposed Resolution 6:	Delegation to our Board of Directors of the Power to Decide the Terms of the Disposition of our Treasury Stock by Way of Third-Party Allotment

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes:-

The Business Report for the 110th Fiscal Year from April 1, 2013 to March 31, 2014 is a reference document for the 110th Ordinary General Shareholders’ Meeting. The Business Report will be available on the Toyota Motor Corporation Investor Relations website, which can be accessed at

http://www.toyota-global.com/investors/stock_information_ratings/shareholders.html

If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

You may also request for a hardcopy of The Business Report by calling the toll free number 1-800-555-2470.

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.

-	Roads around the venue will be crowded on the day of the General Shareholders’ Meeting, especially immediately before the start time. You are kindly advised to arrive early at the venue.

-	Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.

-

Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders. Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

-	If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/).

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend

We will strive for the stable and continuous payment of dividends while giving due consideration to factors such as business results for each term, investment plans, and our cash reserves.

In order to survive tough competition, we will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.

Considering these factors, we would like to offer a year-end dividend of 100 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2014 will be 165 yen per share.

(1)	Type of dividend assets

Cash

(2)	Allocation of dividend assets and the total amount of dividends

Payment of 100 yen per share of common stock (Total amount of dividends: 316,976,601,900 yen)

(3)	Effective date of distribution of surplus

June 18, 2014

Proposed Resolution 2: Election of 15 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 15 Directors be elected. The candidates for the positions of Director are as follows:

Following are the nominees

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
1	Takeshi Uchiyamada (8/17/1946) 43,739 shares	Chairman of the Board	Apr.	1969	Joined TMC
			Jun.	1998	Director of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2012	Vice Chairman of TMC
			Jun.	2013	Chairman of TMC

2	Akio Toyoda (5/3/1956) 4,588,975 shares	President, Member of the Board	Apr.	1984	Joined TMC
			Jun.	2000	Director of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC
			(important concurrent duties)
			Corporate Auditor of Toyota Boshoku Corporation
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of Toyota Motor Sales & Marketing Corporation
			Chairman of Japan Automobile Manufacturers Association, Inc.

3	Satoshi Ozawa (8/5/1949) 41,300 shares	Executive Vice President, Member of the Board -Toyota No.1 (business)	Apr.	1974	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
			May	2010	Executive Vice President of TMC
			(important concurrent duties)
			Chairman of Toyota Motor Europe NV/SA
			Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.
			Vice Chairman of Toyota Motor North America, Inc.

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
4	Nobuyori Kodaira (3/18/1949) 17,200 shares	Executive Vice President, Member of the Board -IT & ITS -External Affairs & Public Affairs -General Administration & Human Resources -Accounting	Apr.	1972	Joined Ministry of International Trade and Industry
			Jul.	2004	Director-General, Agency for Natural Resources and Energy
			Jul.	2006	Retired from Director-General, Agency for Natural Resources and Energy
			Aug.	2008	Advisor of TMC
			Jun.	2009	Managing Officer of TMC
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Director and Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC
			(important concurrent duties)
			Director of KDDI Corporation

5	Mitsuhisa Kato (3/2/1953) 10,050 shares	Executive Vice President, Member of the Board -Toyota No. 1 (business, R&D) -Toyota No. 2 (business, R&D) -TNGA Planning Div. (chief officer)	Apr.	1975	Joined TMC
			Jun.	2004	Managing Officer of TMC
			Jun.	2006	Toyota Technocraft Co., Ltd. President
			Jun.	2006	Advisor of TMC
			Jun.	2007	Retired from Advisor of TMC
			Jun.	2010	Retired from Toyota Technocraft Co., Ltd. President
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC
			(important concurrent duties)
			Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

6	Masamoto Maekawa (10/17/1949) 27,700 shares	Executive Vice President, Member of the Board -Toyota No.1 (business)	Apr.	1973	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Toyota Administa Corporation President
			Jun.	2007	Advisor of TMC
			Jun.	2009	Retired from Toyota Administa Corporation President
			Jun.	2009	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC
			(important concurrent duties)
			Representative Director and President of Toyota Marketing Japan Inc.

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
7	Yasumori Ihara (11/17/1951) 13,700 shares	Executive Vice President, Member of the Board	Apr.	1975	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2004	Managing Officer of TMC
			Jun.	2007	Toyota Transportation Co., Ltd. President
		- Toyota No.2 (business)	Jun.	2007	Advisor of TMC
			Jun.	2008	Retired from Advisor of TMC
			Jun.	2009	Retired from Toyota Transportation Co., Ltd. President
			Jun.	2009	Senior Managing Director of TMC
			Jun.	2011	Director and Senior Managing Officer of TMC
			Jun.	2013	Executive Vice President of TMC
			(important concurrent duties)
			Vice Chairman of Faw Toyota R&D Co., Ltd.
			Chairman of Toyota Motor Technical Center (China) Co., Ltd.
			Chairman of Toyota Motor Asia Pacific Pte Ltd.
			Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

8	Seiichi Sudo (4/21/1951) 12,300 shares	Executive Vice President, Member of the Board	Apr.	1974	Joined TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2005	Toyota Motor Manufacturing North America, Inc. President
		-Unit Center -TNGA Planning Div. (chief officer)	Apr.	2006	Established Toyota Motor Engineering & Manufacturing North America, Inc. by integrating Toyota Motor Manufacturing North America, Inc. and Toyota Technical Center USA, Inc.
			Apr.	2006	Toyota Motor Engineering & Manufacturing North America, Inc. President
			Jun.	2008	Toyota Motor Kyushu, Inc. President
			Jun.	2008	Advisor of TMC
			Jun.	2008	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President
			Jun.	2010	Retired from Advisor of TMC
			Jan.	2012	Retired from Toyota Motor Kyushu, Inc. President
			Jan.	2012	Senior Managing Officer of TMC
			Jun.	2013	Executive Vice President of TMC
			(important concurrent duties)
			Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

9	Koei Saga (2/1/1951) 10,100 shares	Director, Member	Apr.	1977	Joined TMC
		of the Board	Jun.	2008	Managing Officer of TMC
			Apr.	2012	Senior Managing Officer of TMC
		-Unit Center (center vice president)	Jun.	2013	Director and Senior Managing Officer of TMC
		-Motor Sports Unit Development Div. (chief officer)	(important concurrent duties) Corporate Auditor of JTEKT Corporation

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
10	Tokuo Fukuichi (10/15/1951) 2,450 shares Newly appointed	Senior Managing Officer	Apr.	1974	Joined TMC
		- Lexus International (president)	Jan.	2011	Managing Officer of TMC
		- Design Group (Chief Officer)	Apr.	2013	Senior Managing Officer of TMC
			(important concurrent duties) Vice President & Board of Director of Calty Design Research Inc.

		Director, Member of the Board	Apr.	1980	Joined TMC

11	Shigeki Terashi (2/16/1955) 11,100 shares	- Secretariat of Strategic Vice Presidents Meeting (secretary general) - Corporate Planning Div. (chief officer) - Research Div. (chief officer) - Environmental Affairs Div. (chief officer) - Product & Business Planning Div. (chief officer) - Design Quality Innovation Div. (chief officer)	Jun.	2008	Managing Officer of TMC
			Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc. Executive Vice President
			May	2011	Toyota Motor Engineering & Manufacturing North America, Inc. President and COO
			Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2012	Toyota Motor North America, Inc. President and COO
			Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
			Apr.	2013	Senior Managing Officer of TMC
			Jun.	2013	Director and Senior Managing Officer of TMC

12	Yoshimasa Ishii (4/22/1953) 15,000 shares	Director, Member of the Board	Apr.	1976	Joined Toyota Motor Sales Co., Ltd.
			Jun. Jun.	2005 2009	Managing Officer of TMC Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Apr.	2013	Advisor of TMC
			Apr.	2013	Toyota Financial Services Corporation President
			Jun.	2013	Director of TMC
					(important concurrent duties)
					President of Toyota Financial Services Corporation
					Chairman and CEO of Toyota Financial Services Americas Corporation
					Chairman of Toyota Motor Leasing (China) Co., Ltd.
					Chairman of Toyota Motor Finance (China) Co., Ltd.

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
			Mar.	1959	Joined Nippon Life Insurance Company
13	Ikuo Uno (1/4/1935) 0 shares Outside / Independent	Director, Member of the Board	Jul.	1986	Director of Nippon Life Insurance Company
			Mar.	1989	Managing Director of Nippon Life Insurance Company
			Mar.	1992	Senior Managing Director of Nippon Life Insurance Company
			Mar.	1994	Vice President of Nippon Life Insurance Company
			Apr.	1997	President of Nippon Life Insurance Company
			Apr.	2005	Chairman of Nippon Life Insurance Company
			Apr.	2011	Director and Advisor of Nippon Life Insurance Company
			Jul.	2011	Advisor of Nippon Life Insurance Company
			Jun.	2013	Director of TMC
			(important concurrent duties)
			Advisor of Nippon Life Insurance Company
			Outside Director of FUJI KYUKO CO., LTD.
			External Auditor of Odakyu Electric Railway Co., Ltd.
			Statutory Auditor of Tohoku Electric Power Co., Inc.
			External Corporate Auditor of West Japan Railway Company
			Outside Director of Panasonic Corporation
			Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

14	Haruhiko Kato (7/21/1952) 0 shares Outside /Independent	Director, Member of the Board	Apr.	1975	Joined Ministry of Finance
			Jul.	2007	Director-General of the Tax Bureau, Ministry of Finance
			Jul.	2009	Commissioner of National Tax Agency
			Jul.	2010	Retired from Commissioner of National Tax Agency
			Jan.	2011	Senior Managing Director of Japan Securities Depository Center, Inc.
			Jun.	2011	President and CEO of Japan Securities Depository Center, Inc.
			Jun.	2013	Director of TMC
			(important concurrent duties)
			President and CEO of Japan Securities Depository Center, Inc.
			Outside Director of Canon Inc.

15	Mark T. Hogan (5/15/1951) 0 shares Outside / Independent	Director, Member of the Board	Sep.	1973	Joined General Motors Corporation
			Aug.	2002	Group Vice President of General Motors Corporation
			Aug.	2004	Retired from Group Vice President of General Motors Corporation
			Sep.	2004	President of Magna International Inc.
			Dec.	2007	Retired from President of Magna International Inc.
			Jan.	2008	President and CEO of The Vehicle Production Group LLC
			Feb.	2010	Retired from President and CEO of The Vehicle Production Group LLC
			Mar.	2010	President of Dewey Investments LLC
			Jun.	2013	Director of TMC
			(important concurrent duties)
			President of Dewey Investments LLC

Notes:

1.

Toyota No. 1 is a business unit under which North America Region, Europe Region, Japan Sales Business Group, and Toyota Planning Div. 1 operate. Toyota No. 2 is a business unit under which China Region, Asia & Middle East Region, East Asia & Oceania Region, Africa Region, Latin America & Caribbean Region, Toyota Planning Div. 2, and KD Business Planning Div. operate.

2.	Matters related to the candidates to become Outside Directors are as follows:
(1)

Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan are candidates to become Outside Directors stipulated in Article 2, Paragraph 3, Item 7 of Ordinance for Enforcement of the Companies Act. Each of them is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to maintain such registration.

(2)	Reasons for their nomination as candidates to become Outside Directors:
•

Mr. Ikuo Uno has played an active part as an executive at Nippon Life Insurance Company over a number of years and possesses a wide range of knowledge and a wealth of experience in risks relating to business, investment and management among many industries. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Director. Since assuming office as an Outside Director of TMC, he has actively expressed his opinions about issues on organizational operations from the viewpoint of long-term corporate unity and solidarity based on his deep insight and knowledge regarding financial and capital markets. He has also played an important role as an Outside Director by advising the company on the formation of management guidelines on human resource development and public announcements on the cost improvement efforts of TMC.

•

Mr. Haruhiko Kato has served as Director-General of the Tax Bureau of the Ministry of Finance, Commissioner of the National Tax Agency, and has also held various other prominent positions in management of public finance of Japan, gaining a wealth of experience and highly specialized knowledge. He also has management experience with Japan Securities Depository Center, Inc. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Director. Since assuming office as an Outside Director of TMC, he has played an important role as an Outside Director by demonstrating his opinion and guidance from an objective, outside viewpoint for strengthening corporate governance and risk management based on his highly specialized knowledge about financial and capital markets and finance.

•

Mr. Mark T. Hogan has management experience in automotive-related companies, including General Motors Corporation. He also has served as an advisory board member for the Company regarding management issues. As we expect him to make use of this experience for the management strategy of the Company, we nominate him as a candidate to continue as an Outside Director. Since assuming office as an Outside Director of TMC, he has played an important role as an Outside Director by expressing many opinions on sales and operational strategy corresponding to market trends based on his deep knowledge about the automotive market in the Americas.

(3)	•

West Japan Railway Company, a company where Mr. Ikuo Uno served as an External Corporate Auditor, was required by the Minister of Land, Infrastructure, Transport and Tourism to report on an investigation of actual conditions and measures for recurrence prevention concerning an incident discovered in September 2009, in which the said company approached the Aircraft and Railway Accidents Investigation Commission regarding the Fukuchiyama Line Train Accident with the intention of requesting the Commission to leak confidential information during the course of investigation. While Mr. Uno was unaware of the fact until it was revealed, the opinions he has expressed have always been from the viewpoint of legal compliance. Since the revelation of the fact, he has strived to create measures for recurrence prevention by requesting the thorough observance of rules in all business operations and further reinforcement of corporate ethics at board meetings.

•

Panasonic Corporation, a company where Mr. Ikuo Uno has served as an Outside Director, agreed to pay penalties to the United States Department of Justice (in September 2010) and the Canadian Competition Bureau (in October 2010) and was fined by the European Commission (in December 2011) due to violations of antitrust laws in the refrigerator compressor business. Panasonic Corporation also agreed with the United States Department of Justice (in July 2013) and the Canadian Competition Bureau (in February 2014) to pay penalties due to violations of antitrust laws in the automobile parts business for certain customers. While Mr. Uno was unaware of all such violations until they were revealed, he consistently sought to ensure that business operations were conducted in compliance with applicable laws through his execution of his duties as a director. After the violations were disclosed, he confirmed the contents of the actions taken by the company to prevent recurrences.

(4)	Outline of liability limitation agreements

TMC has entered into liability limitation agreements with Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to continue such agreements with them.

(5)	Mr. Mark T. Hogan has received remunerations from Toyota Motor North America, Inc., an affiliate of TMC, as an advisor for the past two years, which he will continue to receive in the future as well.
(6)	Number of years as Outside Director of TMC since assumption of office (as of the conclusion of this General Shareholders’ Meeting)

Mr. Ikuo Uno	1 year
Mr. Haruhiko Kato	1 year
Mr. Mark T. Hogan	1 year

Proposed Resolution 3: Election of 2 Audit & Supervisory Board Members

Each of the terms of office of Audit & Supervisory Board Members Mr. Masaki Nakatsugawa, Mr. Yoichi Morishita and Mr. Akishige Okada will expire upon the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 2 Audit & Supervisory Board Members be elected. The candidates for the positions of Audit & Supervisory Board Member are as below.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following are the nominees

No.	Name (birth date) No. of TMC shares owned	Position at TMC	Brief career summary and important concurrent duties
1	Masaki Nakatsugawa (1/29/1953) 5,800 shares	Full-time Audit & Supervisory Board Member	Apr. 1976	Joined Toyota Motor Sales Co., Ltd.
			Jan. 2000	Seconded to Toyota Motor Thailand Co., Ltd.
			Oct. 2004	General Manager of Accounting Div. of TMC
			Jun. 2006	Full-time Audit & Supervisory Board Member of TMC
2	Teisuke Kitayama (10/26/1946) 0 shares Newly appointed/ Outside / Independent	—	Apr. 1969	Joined Mitsui Bank, Ltd.
			Jun. 1997	Director of Sakura Bank, Ltd.
			Jun. 1999	Executive Officer of Sakura Bank, Ltd.
			Apr. 2000	Managing Executive Officer of Sakura Bank, Ltd.
			Jun. 2000	Managing Director and Managing Executive Officer of Sakura Bank, Ltd.
			Apr. 2001	Managing Director and Managing Executive Officer of Sumitomo Mitsui Banking Corporation
			Jun. 2003	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
			Jun. 2003	Senior Managing Executive Officer of Sumitomo Mitsui Financial Group Inc.
			Apr. 2004	Vice President and Executive Officer of Sumitomo Mitsui Financial Group Inc.
			Jun. 2004	Retired from Director of Sumitomo Mitsui Banking Corporation
			Jun. 2004	Vice President and Director of Sumitomo Mitsui Financial Group Inc.
			Jun. 2005	President and Director of Sumitomo Mitsui Financial Group Inc.
			Jun. 2005	Chairman and Director of Sumitomo Mitsui Banking Corporation
			Apr. 2011	Retired from Director of Sumitomo Mitsui Financial Group Inc.
(important concurrent duties)
Chairman of Sumitomo Mitsui Banking Corporation
Outside Director of FUJIFILM Holdings Corporation
Outside Auditor of Isetan Mitsukoshi Holdings Ltd.

Notes: Matters related to the candidate to become an Outside Audit & Supervisory Board Member are as follows:

(1)	Mr. Teisuke Kitayama is a candidate to become an Outside Audit & Supervisory Board Member stipulated in Article 2, Paragraph 3, Item 8 of Ordinance for Enforcement of the Companies Act. Upon approval of his election pursuant to this Proposed Resolution, TMC will register him as an Independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed.
(2)	Reasons for his nomination as a candidate to become an Outside Audit & Supervisory Board Member:

Mr. Teisuke Kitayama has played an active part as an executive at Sumitomo Mitsui Banking Corporation over a number of years and possesses a wealth of experience and a wide range of highly specialized knowledge mainly on monetary and financial matters. As we expect him to adequately execute his duties as an Outside Audit & Supervisory Board Member with such knowledge and experience, we hereby nominate him as a candidate to become an Outside Audit & Supervisory Board Member.

(3)	Outline of liability limitation agreements

Upon approval of his election in this Proposed Resolution, TMC will enter into a liability limitation agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Proposed Resolution 4: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event TMC lacks the number of Audit & Supervisory Board Members becomes less than that required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate to become a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for either Mr. Kunihiro Matsuo or Ms. Yoko Wake, both of whom are currently Outside Audit & Supervisory Board Members, or Mr. Teisuke Kitayama, who is proposed as a candidate for election as an Outside Audit & Supervisory Board Member, subject to the approval of Proposed Resolution 3.

In the event he becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor’s term.

This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

No.	Name (birth date) No. of TMC shares owned	Position at TMC	Brief career summary and important concurrent duties
1	Ryuji Sakai (8/7/1957) 0 shares	—	Apr.	1985	Registered as attorney Joined Nagashima & Ohno
			Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
			Jan.	1995	Partner, Nagashima & Ohno
			Jan.	2000	Partner, Nagashima Ohno & Tsunematsu
			(important concurrent duties)
			Attorney
			Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.
			Outside Audit & Supervisory Board Member of Tokyo Electron Limited

Notes:
1.	Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:
(1)	Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.
(2)	Reasons for his nomination as a candidate to become a Substitute Outside Audit & Supervisory Board Member:

Mr. Ryuji Sakai has not been directly involved in the management of corporations, but he possesses a wealth of experience and highly specialized knowledge acquired through his long years of activities mainly relating to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising and M&A. As we expect him to adequately execute his duties as an Outside Audit & Supervisory Board Member with this knowledge and experience, we hereby nominate him as a candidate to become a Substitute Outside Audit & Supervisory Board Member.

(3)	Outline of liability limitation agreement

Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC will enter into a liability limitation agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(4)

Kobayashi Pharmaceutical Co., Ltd., a company where Mr. Ryuji Sakai has served as an Outside Audit & Supervisory Board Member since June 2005, was involved in July 2011 in a case where a person in charge of development in one of its subsidiaries included data different from that produced through actual examinations in certain portions of application-for-approval materials for products (two products) developed in-house for medical institutions. Because of this, Kobayashi Pharmaceutical Co., Ltd. received a business suspension order for a period of 10 days. While Mr. Ryuji Sakai had been providing advice as appropriate concerning the importance of compliance with laws and regulations and how to thoroughly achieve such compliance at the Board of Directors’ meetings and the Audit & Supervisory Board meetings of the company, he was unaware of the facts of this incident until they were reported to him. Since the revelation of the facts, he has discharged his duties responsibly by strongly pressing for the establishment of measures to prevent recurrences and by conducting a hearing with the investigation committee of the subsidiary to investigate the causes of the case. At the same time, he has actively given advice in the company’s discussions to deliberate on the actions taken by the company to prevent recurrences.

Proposed Resolution 5: Payment of Executive Bonuses

In consideration of the results for FY2014 and other factors, the 13 Directors (excluding Outside Directors) in office as of the end of FY2014 will be paid a total amount of 659,510,000 yen as executive bonuses.

Proposed Resolution 6: Delegation to our Board of Directors of the Power to Decide the Terms of the Disposition of our Treasury Stock by Way of Third-Party Allotment

We hereby request, pursuant to Articles 199 and 200 of the Corporation Law of Japan, the approval to delegate to our board of directors the power to decide the terms of the disposition of our treasury stock by way of third-party allotment.

Upon approval of this proposed resolution, we plan to dispose our treasury stock by way of third-party allotment to Japan Trustee Services Bank, Ltd., in accordance with the terms of the offering that were decided (subject to the approval of this proposed resolution) at the Board of Directors meeting held on March 26, 2014, as well as any other terms of the offering to be determined at a later date, as set forth below as Reference Information.

In addition, it was resolved at the Board of Directors meeting held on the same day that, (i) subject to the approval of this proposed resolution, we would repurchase up to 60,000,000 shares of our common stock at a total purchase price of up to 360,000,000,000 yen during the period from the conclusion of this General Shareholders’ Meeting to March 26, 2015, and (ii) subject to the approval of this proposed resolution, we would cancel 30,000,000 shares of our treasury stock as of the planned cancellation date of June 30, 2014.

1. Details of treasury stock to be disposed
(1) Kind and maximum number of shares to be disposed:	30,000,000 common shares
(2) Minimum amount to be paid in:	1 JPY per share
(3) Total amount to be paid in:	30,000,000 JPY
(4) Method of disposition:	Disposition by way of third-party allotment to:
Japan Trustee Services Bank, Ltd. (sub-trustee, with Sumitomo Mitsui Trust Bank, Limited as trustee)
30,000,000 common shares
(5) Delegation of power to resolve:

In addition to the matters set forth above, the terms of the offering and any other matters required in connection with the offering of the offered shares shall be determined by the resolution of the Board of Directors.

(Reference information)

 Number of shares to be disposed	30,000,000 common shares
‚ Price of disposition	1 JPY per share
ƒ Amount of proceeds	30,000,000 JPY
„ Method of offering or disposition	Disposition by way of third-party allotment
… Subscriber	Japan Trustee Services Bank, Ltd. (sub-trustee, with Sumitomo Mitsui Trust Bank, Limited as trustee)
† Date of disposition	To be decided
‡ Other

This disposition of our treasury stock is subject to the special resolution on offering shares at a favorable price at the General Shareholders’ Meeting to be held in June 2014. Other details regarding the disposition will be resolved at the Board of Directors meeting to be held following the General Shareholders’ Meeting.

2	Reasons for the need to dispose our treasury stock at a favorable price to the subscriber of the treasury stock to be disposed

We resolved at the Board of Directors meeting held on March 26, 2014 to establish TOYOTA MOBILITY FOUNDATION, a General Incorporated Foundation (the “Foundation”).

Since our incorporation, we have conducted business based on our basic philosophy of contributing to “building a better society through cars,” and we have responded to social issues in various regions through social contribution activities such as environmental protection, traffic safety and human resource development focusing on the monozukuri spirit of conscientious manufacturing.

The Foundation, with the mission of contributing to “building a better mobility society,” will seek to play a role in integrating the efforts toward “better communities and better societies” that enrich people’s lives by promoting the activities of NPOs and research institutions globally and stably.

In order for the Foundation to conduct its activities, we will establish a trust (the “Trust”) with Sumitomo Mitsui Trust Bank, Limited as trustee, Japan Trustee Services Bank, Ltd. as sub-trustee and the Foundation as beneficiary, to which we will dispose our treasury stock by way of third-party allotment. The Trust will pay trust proceeds earned from dividends, etc. on our stock to the Foundation, and the Foundation will fund its activities based on such trust proceeds.

The Foundation is expected to continuously carry out multiple programs, such as the resolution of disparities in mobility and the development of the automobile industry in emerging or developing countries, and activities such as research of cutting-edge technology and systems in developed countries, over several years. We believe that these social contribution activities will benefit TMC in the medium- to long-term, and thus, subject to approval at this General Shareholders’ Meeting, we would like to fund the Foundation and its future activities through the disposition of our treasury stock.

With respect to the amount to be paid in, we propose 1 yen per share, taking into consideration the purpose of the disposition of our treasury stock, the activities of the Foundation and various other reasons.

End

May 26, 2014

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice

With respect to the brief career summary and important concurrent duties of Akio Toyoda, President of Toyota Motor Corporation and a candidate to serve as a director, disclosed on page 4 of the “Notice of Convocation of FY 2014 Ordinary General Shareholders’ Meeting,” we hereby inform you that Akio Toyoda’s term of office as Chairman of the Japan Automobile Manufacturers Association expired on May 15, 2014, and that he assumed the position of Vice Chairman of the same as of the same date.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

Table of Contents

To Our Shareholders	18

(Attachment to the Notice of Convocation of FY2014 Ordinary General Shareholders’ Meeting)
Business Report	19
1. Outlook of Associated Companies	19
2. Status of Shares	30
3. Status of Stock Acquisition Rights, Etc.	31
4. Status of Directors and Audit & Supervisory Board Members	32
5. Status of Accounting Auditor	37
6. Basic Policy Regarding the System to Secure the Appropriateness of Business	38
Unconsolidated Financial Statements	41
UNCONSOLIDATED BALANCE SHEETS	41
UNCONSOLIDATED STATEMENTS OF INCOME	43
UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS	44
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS	48
Independent Auditor’s Report (Certified Copy)	52
Consolidated Financial Statements	54
CONSOLIDATED BALANCE SHEETS	54
CONSOLIDATED STATEMENTS OF INCOME	56
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	57
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	59
Independent Auditor’s Report (Certified Copy)	61
Audit & Supervisory Board’s Report (Certified Copy)	63
Consolidated Business Results for FY2014 (Reference)
Segment Operating Results	65
Geographic Information	66

To Our Shareholders:

I would like to express our gratitude for your ongoing support and understanding of our company.

Our company will move forward toward sustainable growth in order to ensure that we meet the expectations of our shareholders who have supported our company and that they continue to retain our company’s shares

To this end, we will reinforce true competitiveness and maintain our efforts to manufacture “ever-better cars” with enhanced safety and security.

We look forward to your ongoing support.

Akio Toyoda

President

Today, as Toyota emerges from a number of challenges since 2009, we are renewing our commitment to the Toyota founding principle of “contributing to society through the manufacturing of automobiles,” a principle instilled in our very roots. All of the people at Toyota are committed to providing automobiles that create “excitement, joy and fun” for customers, based on our mantra, “Let’s produce ever-better cars.” We believe that this enables us to achieve sustainable growth. In FY2014, we saw increased demand from customers for Toyota cars, leading to a significant increase in sales. We owe this success to the cooperation and support of our customers, local communities, and shareholders, as well as to the efforts of our dealers and suppliers, and for this we express our sincere gratitude.

Under these circumstances, our consolidated financial results for FY2014 reflected our group-wide efforts for cost improvement and increased number of units sold, and consolidated net income increased by 860.9 billion yen to 1,823.1 billion yen compared with FY2013. We express our sincere gratitude for the patronage of our loyal customers and the support of our shareholders.

Considering various factors such as our results of operations, research and development activities, and investment plans, we would like to propose a year-end dividend of 100 yen per share at the FY2014 Ordinary General Shareholders’ Meeting, in order to maintain our tradition of providing stable and continuous return to shareholders. This, combined with the interim dividend of 65 yen per share, will result in a total annual dividend of 165 yen per share for FY2014, an increase of 75 yen compared with FY2013.

Our company will move forward toward the realization of the “Toyota Global Vision” with a focus on two initiatives. The first initiative is to pursue “true competitiveness.” This entails each of the four business units in charge of developed countries and emerging countries, working autonomously to pursue strengthening product appeal and sales functions, among other initiatives. We will endeavor to strengthen the competitiveness of Toyota as a whole through these initiatives, while also steadily advancing other initiatives to improve productivity and cost per unit. The second initiative is to pursue “innovation that transcends the present.” This entails the development of new fields of mobility to follow motorization and the development of eco-cars. Through this innovation, we will aim to create new value and thereby enrich the lives of communities.

In our efforts to help reconstruct the Tohoku region, we will reinforce manufacturing in Tohoku by commencing the full-scale production of compact cars at Toyota Motor East Japan, Inc. and opening an in-house training school for human resource development.

We will continue to move forward toward sustainable growth by providing customers with “ever-better cars” with enhanced safety and security manufactured with the united “minds” and “capabilities” of our global workforce of 330,000 employees. We look forward to your ongoing support.

Attachment to the Notice of Convocation of FY2014 Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2013 through March 31, 2014)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2014

Reviewing the general economic environment for the fiscal year ended March 2014 (“FY2014”), the U.S. economy has seen ongoing gradual recovery mainly due to increasing personal consumption and the European economy has shown signs of recovery. Meanwhile, the economies in emerging countries have shown signs of weakness in some areas. The Japanese economy has recovered at a moderate pace due to increasing private consumption and last-minute rise in demand before a consumption tax increase.

For the automobile industry, markets have progressed in a steady manner, especially in the U.S., although some markets in emerging countries have slowed down. Efforts toward building a low-carbon society and improvements in safety, such as the technical development of eco-cars and automated-driving, were promoted worldwide.

Overview of Operations

In this business environment, we are striving to manufacture “ever-better cars” in order to “exceed expectations” and “bring a smile to each customer who has chosen Toyota”. “Harrier”, with its established image as a high-end crossover SUV, has been fully remodeled with a sophisticated design and various advanced technologies such as a steering-assisted “Lane Departure Alert” which alerts the driver and assists steering when the vehicle is about to deviate from its lane, while realizing a comfortable ride and superior driving stability. We also launched the new “Voxy” and “Noah” with user-friendly roomy interior by newly developed low-floor and exceptional fuel efficiency in its class. In emerging countries, we launched “Vios”, a new model developed exclusively for emerging countries based on local market needs, with an aim to lead the expanding compact-car market. For the Lexus brand, we launched the new “IS350/IS250” in further pursuit of driving enjoyment and sporty styling, and also added the “IS300h”, a new hybrid with class-leading environmental performance.

As a result of the launch of these new products that meet the needs of customers, the vigorous sales efforts with dealers, and strong sales of new models in the steadily recovering North American market, global vehicle sales for FY2014, including the Daihatsu and Hino brands, increased by 440 thousand units (or 4.5%) from FY2013 to a record-high total of 10,133 thousand units. We have steadily made headway in our efforts to further improve the profit structure, thanks to the strenuous concerted efforts of the entire Toyota group to implement profit improvement activities such as cost improvement measures.

In addition to these activities, through the longstanding support and patronage of our shareholders and customers, vehicle production in Japan reached 150 million units in December 2013. We continue to position production bases in Japan, mainly in Chubu, Kyushu, and Tohoku, as our base for enhancing the competitiveness of the global Toyota group, and plan to realize sustainable growth by striving to manufacture “ever-better cars” under our founding spirit of “contribute to society by Monozukuri, manufacturing.”

The company entered into a deferred prosecution agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation related to the company’s 2009-2010 recalls and paid 1.2 billion US dollars in March 2014. We will continue to improve ourselves by listening even more closely to the voices of the customers in order to maintain their trust in the Toyota group, Toyota cars, and Lexus cars.

Consolidated Financial Results for FY2014

The consolidated financial results for FY2014 reflect the concerted focus of the whole Toyota group on profit improvement activities such as cost improvement, an increased number of units sold in domestic and overseas markets, and the depreciation of the yen in the foreign exchange market. As a result, consolidated net revenues increased by 3,627.7 billion yen (or 16.4%) to 25,691.9 billion yen compared with FY2013, and consolidated operating income increased by 971.2 billion yen (or 73.5%) to 2,292.1 billion yen compared with FY2013. Consolidated net income attributable to Toyota Motor Corporation increased by 860.9 billion yen (or 89.5%) to 1,823.1 billion yen compared with FY2013.

The breakdown of consolidated net revenues is as follows:

	Yen in millions
	FY2014 (April 2013 through March 2014)	FY2013 (April 2012 through March 2013)	Increase (Decrease)	Change (%)
Vehicles	20,353,340	17,446,473	2,906,867	16.7
Parts & components for overseas production	431,760	356,756	75,004	21.0
Parts	1,843,478	1,577,690	265,788	16.8
Other	1,105,277	997,843	107,434	10.8
Total Automotive	23,733,855	20,378,762	3,355,093	16.5
Financial Services	1,379,267	1,150,042	229,225	19.9
Other	578,789	535,388	43,401	8.1

Total	25,691,911	22,064,192	3,627,719	16.4

Notes:

1.	Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental and Safety Initiatives

Toyota considers addressing both environmental and safety issues as one of its top management priorities, and works toward the realization of “enriching lives of communities.”

With regard to environmental initiatives, we have endeavored to promote the mass-market adoption of hybrid vehicles and position hybrid technology as the core technology necessary for the development of various kinds of eco-cars. In addition to proceeding with further improvements in the fuel efficiency of conventional vehicles, we have developed fuel diversification solutions in order to provide customers with a range of eco-car choices most suitable for each of them and have worked towards developing diverse technologies such as plug-in hybrid vehicles, electric vehicles, and fuel cell vehicles.

With regard to safety initiatives, under our “Integrated Safety Management Concept” of pursuing the integration of individual safety systems and the optimal form of driver support in all driving scenarios, we continue to work actively to develop safety technologies, such as our efforts to realize an “Advanced Driving Support System” for expressway driving, which utilizes our automated driving technologies. To further improve after-sales services geared toward providing customers with safety and security, we opened “Tajimi Service Center,” a center mainly dedicated to training after-sales service staff of dealers both in Japan and abroad.

Non-Automotive Operations

In non-automotive operations, we are actively developing businesses to meet diverse customer needs. Our financial services have been responding to various risks and providing a broad range of financial support for the car life and daily life of customers in concert with our automotive operations, by actively developing businesses in emerging countries and providing financial services customized to customer needs and regional characteristics through an expanded network covering various countries around the world. In the housing business, we are building safe, and secure houses with due consideration for high quality, high durability, health, and security using the technology of Toyota group companies, and are working to build smart houses and other types of advanced housing that are friendly to the global environment.

(2) Funding

Capital investment in the automotive business is mainly financed with funds gained from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2014 was 16,327.3 billion yen.

(3) Capital Expenditures

As for capital expenditures, Toyota has promoted activities to decrease investments by simplifying and streamlining facilities and through the effective use of existing facilities. At the same time, Toyota focused its investment into “Eco-Cars,” including hybrid vehicles, and “emerging markets” which have strong potential for growth. As a result of these efforts toward efficient investment, consolidated capital expenditures for FY2014 were 1,000.7 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2011 (April 2010 through March 2011)	FY2012 (April 2011 through March 2012)	FY2013 (April 2012 through March 2013)	FY2014 (April 2013 through March 2014)
Net revenues	18,993,688	18,583,653	22,064,192	25,691,911
Operating income	468,279	355,627	1,320,888	2,292,112
Net income attributable to Toyota Motor Corporation	408,183	283,559	962,163	1,823,119
Net income attributable to Toyota Motor Corporation per share – Basic (yen)	130.17	90.21	303.82	575.30
Shareholders’ equity	10,920,024	11,066,478	12,772,856	15,218,987

Total assets	29,818,166	30,650,965	35,483,317	41,437,473

(5) Issues to be Addressed

As for our future business environment, the world economy is expected to benefit from ongoing moderate recovery in the U.S. and a gradual move toward recovery in Europe, meanwhile, some emerging countries show signs of uncertainty. The Japanese economy is expected to remain on a recovery trend, backed by an improved environment for exports and the effects of various policy measures. Due attention should be paid, however, to downside risks mainly from the continuing uncertainty of overseas economies, especially in emerging countries, and negative reaction after a last-minute rise in demand before a consumption tax increase in Japan.

The automotive market is expected to see expansion mainly in the U.S. However, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness and rapid advances in information and communication technology, fierce competition exists on a global scale.

In this severe business environment, Toyota group is progressing steadily toward the realization of the Toyota Global Vision by strengthening competitiveness and realizing innovations in order to achieve sustainable growth. Toyota group as a whole will continue to make greater efforts to address the following:

First, we will further pursue the manufacture of “ever-better cars” based on the “Toyota New Global Architecture,” a new framework for fundamentally reconsidering work procedures, in order to launch attractive products globally in a timely and efficient manner. For the Toyota brand, we intend to provide customers with attractive products such as next-generation eco-cars in developed countries, and establish a sustainable business base by reinforcing product competitiveness through the development of vehicles matched to various markets in emerging countries. For the Lexus brand, we intend to establish a global premium brand from Japan that is unbound by preconceptions.

Second, we intend to implement innovative activities to lead the future. In the automotive business, we plan to work toward the creation of values such as new lifestyles, and to foray into new fields with a venture spirit in the area of new businesses.

Third, we intend to promote activities to solidify our foundations in order to strengthen our competitiveness. We intend to improve our base for manufacturing “ever-better cars” through quality improvement, as well as through cost-reduction activities toward building a robust business base that will be little affected by changes in foreign exchange rates or the number of units manufactured or sold, the further promotion of human resource development for the enhancement of our global competitiveness, and business innovations using IT.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “ever-better cars” that exceed customer expectations. This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this positive cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

Toyota will move forward through the united efforts of its officers and employees under the guidance of the Toyota founding spirit of “contribute to society by Monozukuri, manufacturing” and the Toyota Global Vision, placing importance on gratitude, humility, and conviction. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

TMC pays dividends twice a year – an interim dividend and a year-end dividend – and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the FY2014 Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.

(7) Main Business

Toyota’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Housing, Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries”.

(9) Employees

Number of employees	Increase (Decrease) from end of FY2013
338,875	+ 5,377

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	51.33	*	Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Government, public affairs and research of North America
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00		Sales of automobiles
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 380,078	100.00	*	Manufacture and sales of automobiles
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	UK	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	UK	GBP 99,200	100.00	*	Finance of automobile sales
	Toyota (GB) PLC	UK	GBP 2,600	100.00	*	Sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 4,875,190	100.00	*	Manufacture and sales of automobiles

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 3,100,000	100.00	*	Finance of automobile sales
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00	*	Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 13,500,000	86.39	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.
3.	On December 30, 2013, OOO “TOYOTA MOTOR” merged with LIMITED LIABILITY COMPANY “TOYOTA MOTOR MANUFACTURING RUSSIA” and LLC “TOYOTA LOGISTICS SERVICES” through absorption.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued	3,447,997,492 shares

(3)	Number of Shareholders	613,646

(4)	Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)	Percentage of shareholding (%)
Japan Trustee Services Bank, Ltd.	331,408	10.46
Toyota Industries Corporation	223,515	7.05
The Master Trust Bank of Japan, Ltd.	181,754	5.73
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	128,118	4.04
Nippon Life Insurance Company	122,323	3.86
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	83,412	2.63
Trust & Custody Services Bank, Ltd.	70,824	2.23
DENSO CORPORATION	69,533	2.19
Mitsui Sumitomo Insurance Company, Limited	66,063	2.08
State Street Bank and Trust Company (standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	55.260	1.74

Notes:

1.	The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC’s American Depositary Receipts (ADRs).
2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (278,231 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2014

1)	Number of Stock Acquisition Rights issued:

138,259

2)	Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights 13,825,900 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Directors and Audit & Supervisory Board Members

	Series (Exercise price)	Exercise Period	Number of Stock Acquisition Rights	Number of holders
Directors	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	1,690	9
	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	2,070	9
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	2,150	8
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	2,609	10
	9th (3,183 yen)	From August 1, 2012 to July 31, 2018	2,569	11

Audit & Supervisory Board Members	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	320	2
	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	320	2
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	200	1
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	280	2

Note:

The Stock Acquisition Rights held by Audit & Supervisory Board Members in the above table were acquired prior to their assumption of office and are exercisable by Audit & Supervisory Board Members.

4. Status of Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Name	Position	Main areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	*Chairman of the Board

Akio Toyoda	*President, Member of the Board

- Audit & Supervisory Board Member of Toyota Boshoku Corporation

- Chairman and CEO of Toyota Motor North America, Inc.

- Chairman of Toyota Motor Sales & Marketing Corporation

- Chairman of Japan Automobile Manufacturers Association, Inc.

Satoshi Ozawa	*ExecutiveVice President, Member of the Board	-Toyota No.1 (Business)	- Chairman of Toyota Motor Europe NV/SA - Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. - Vice Chairman of Toyota Motor North America, Inc.

Nobuyori Kodaira	*ExecutiveVice President, Member of the Board	-IT & ITS -External Affairs & Public Affairs -General Administration & Human Resources -Accounting	- Director of KDDI CORPORATION

Mitsuhisa Kato	*ExecutiveVice President, Member of the Board	- Toyota No. 1 (Business, R&D) - Toyota No. 2 (Business, R&D) -TNGA Planning Div.	- Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

Masamoto Maekawa	*ExecutiveVice President, Member of the Board	-Toyota No.1 (Business)	- President & Chief Executive Officer of Toyota Marketing Japan Corporation

Yasumori Ihara	*ExecutiveVice President, Member of the Board	-Toyota No.2 (Business)

- Vice Chairman of Faw Toyota R&D Co., Ltd.

- Chairman of Toyota Motor Technical Center (China) Co., Ltd.

- Chairman of Toyota Motor Asia Pacific Pte Ltd.

- Chairman of Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

Seiichi Sudo	*ExecutiveVice President, Member of the Board	- Unit Center	- Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

Mamoru Furuhashi	Director

Name	Position	Main areas of responsibility	Important concurrent duties
Kiyotaka Ise	Director	- Lexus International (President) - Sports Vehicle Management Div.	- Chairman of Toyota Motorsport GmbH - Audit & Supervisory Board Member of TOKAI RIKA CO., LTD.

Koei Saga	Director	- Unit Center (Center Vice President) - Motor Sports Unit Development Div.	- Member of the Audit & Supervisory Board of JTEKT Corporation

Shigeki Terashi	Director	- Corporate Planning Div. - Research Div. - Environmental Affairs Div. - Product & Business Planning Div. - Design Quality Innovation Div.

Yoshimasa Ishii	Director

- President of Toyota Financial Services Corporation

- Chairman and CEO of Toyota Financial Services Americas Corporation

- Chairman of Toyota Motor Leasing (China) Co., Ltd.

- Chairman of Toyota Motor Finance (China) Co., Ltd.

Ikuo Uno	Director

- Advisor of Nippon Life Insurance Company

- Outside Director of FUJI KYUKO CO., LTD.

- External Auditor of Odakyu Electric Railway Co., Ltd.

- Outside Audit & Supervisory Board Member of Tohoku Electric Power Co., Inc.

- External Corporate Auditor of West Japan Railway Company

- Outside Director of Panasonic Corporation

- Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

Haruhiko Kato	Director		- President and CEO of Japan Securities Depository Center, Inc. - Outside Director of Canon Inc.

Mark T. Hogan	Director		- President of Dewey Investments LLC

Yoichiro Ichimaru	Full-time Audit & Supervisory Board Member

Name	Position	Main areas of responsibility	Important concurrent duties
Masaki Nakatsugawa	Full-time Audit & Supervisory Board Member

Masahiro Kato	Full-time Audit & Supervisory Board Member

Yoichi Morishita	Audit & Supervisory Board Member		- Special Corporate Advisor of Panasonic Corporation - Outside Audit & Supervisory Board Member of The Kansai Electric Power Co., Inc.

Akishige Okada	Audit & Supervisory Board Member

- Advisor of Sumitomo Mitsui Banking Corporation

- Outside Corporate Auditor of Mitsui Fudosan Co., Ltd.

- External Director of Daicel Corporation

- Outside Audit & Supervisory Board Member of YOMIURI LAND CO., LTD.

Kunihiro Matsuo	Audit & Supervisory Board Member

- Attorney

- Outside Corporate Auditor of MITSUI & CO., LTD.

- Outside Audit & Supervisory Board Member of KOMATSU LTD.

- Outside Corporate Auditor of BROTHER INDUSTRIES, LTD.

- Outside Director of Japan Exchange Group, Inc.

- Outside Statutory Auditor of Seven Bank, Ltd.

- Outside Corporate Auditor of TV TOKYO Holdings Corporation

Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University

Notes:

1.	*Representative Director
2.

Toyota No. 1 is a business-unit under which North America Region, Europe Region, Japan Sales Business Group and Toyota Planning Div. 1 operate. Toyota No. 2 is a business-unit under which China Region, Asia & Middle East Region, East Asia & Oceania Region, Africa Region, Latin America & Caribbean Region, Toyota Planning Div. 2 and KD Business Planning Div. operate.

3.

Mr. Ikuo Uno, Mr. Haruhiko Kato and Mr. Mark T. Hogan, all of whom are Directors, are Outside Directors as provided in Article 2, Item 15 of the Companies Act. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.

4.

Mr. Yoichi Morishita, Mr. Akishige Okada, Mr. Kunihiro Matsuo and Ms. Yoko Wake, all of whom are Audit & Supervisory Board Members, are Outside Audit & Supervisory Board Members as provided in Article 2, Item 16 of the Companies Act. They are also Independent Audit & Supervisory Board Members as provided by the rules of the Japanese stock exchanges on which TMC is listed.

5.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
6.	The main areas of responsibility were changed as of April 1, 2014, as follows:

Name	Position	Main areas of responsibility
Seiichi Sudo	* Executive Vice President, Member of the Board	-Unit Center -TNGA Planning Div.

Kiyotaka Ise	Director	-R&D Group (Chief Officer) -Sports Vehicle Management Div.

Shigeki Terashi	Director	-Strategic Top Executive Meeting Office -Corporate Planning Div. -Research Div. -Environmental Affairs Div. -Product & Business Planning Div. -Design Quality Innovation Div.

Note:	* Representative Director

(2) Amount of Compensation to Directors and Audit & Supervisory Board Members for FY2014

Category	Directors (incl. Outside Directors)		Audit & Supervisory Board Members (incl. Outside Audit & Supervisory Board Members)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Directors and Audit & Supervisory Board Members	21 (3)	863 (47)	7 (4)	262 (68)	28	1,125
Executive bonus	13	659			13	659

Total		1,522 (47)		262 (68)		1,785

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2014.
2.	The amounts of executive bonuses stated above are to be decided by the resolution of the FY2014 Ordinary General Shareholders’ Meeting to be held on June 17, 2014.

(3) Status of Outside Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2014

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Director	Ikuo Uno	10/15	—
Director	Haruhiko Kato	15/15	—
Director	Mark T. Hogan	15/15	—
Audit & Supervisory Board Member	Yoichi Morishita	14/19	14/18
Audit & Supervisory Board Member	Akishige Okada	18/19	18/18
Audit & Supervisory Board Member	Kunihiro Matsuo	17/19	17/18
Audit & Supervisory Board Member	Yoko Wake	18/19	17/18

Note:	The total number of meetings held vary due to the difference in the dates of assumption of office.

Each Outside Director and Audit & Supervisory Board Member contributed by giving opinions based on his or her experience and insight.

2) Details of liability limitation agreements

Agreements between the Outside Directors or Audit & Supervisory Board Members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

5. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata

(2) Compensation to Accounting Auditor for FY2014

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

496 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,532 million yen

Notes:

1.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

2.

The amount in 2) above includes compensation for advice and consultation concerning accounting and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

3.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Companies Act.

(1)	System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

1)

TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)

TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Directors

Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Directors exercise their duties efficiently

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

The Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each center, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. The Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

1)

TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personnel exchanges.

2)

TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)	System concerning employees who assist the Audit & Supervisory Board Members when required

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function.

(8)	Independence of the employees described in the preceding item (7) from Directors

Any changes in personnel in the Audit & Supervisory Board Office will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

(9)	System for Directors and employees to report to Audit & Supervisory Board Members, and other relative systems

1)

Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Directors, Senior Managing Officers, Managing Officers, and employees will report to Audit & Supervisory Board Members on the business upon requests by the Audit & Supervisory Board Members periodically and as needed.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ meeting, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

	(Million yen; amounts less than one million yen are omitted)
	FY2014 (As of March 31, 2014)	FY2013 (Reference) (As of March 31, 2013)
(Assets)
Current assets	5,223,654	4,200,612
Cash and deposits	435,824	116,338
Trade accounts receivable	955,591	943,100
Marketable securities	1,973,735	1,283,074
Finished goods	150,694	153,710
Work in process	85,451	75,865
Raw materials and supplies	96,980	94,046
Short-term loans	543,165	590,702
Deferred tax assets	468,216	409,157
Others	522,196	535,817
Less: allowance for doubtful accounts	(8,200)	(1,200)
Fixed assets	8,386,070	7,034,182
Property, plant and equipment	1,113,079	1,110,218
Buildings, net	346,983	359,978
Structures, net	39,929	39,386
Machinery and equipment, net	164,554	157,647
Vehicle and delivery equipment, net	17,087	16,055
Tools, furniture and fixtures, net	69,041	59,084
Land	400,912	400,979
Construction in progress	74,570	77,086
Investments and other assets	7,272,990	5,923,964
Investments in securities	5,010,199	3,646,313
Investments in subsidiaries and affiliates	2,001,419	1,997,683
Long-term loans	137,232	165,041
Others	146,038	136,525
Less: allowance for doubtful accounts	(21,900)	(21,600)

Total	13,609,725	11,234,794

	(Million yen; amounts less than one million yen are omitted)
	FY2014 (As of March 31, 2014)	FY2013 (Reference) (As of March 31, 2013)
(Liabilities)
Current liabilities	3,595,962	3,044,704
Trade notes payable	36	38
Electronically recorded obligations-operating	257,336	253,421
Trade accounts payable	668,740	657,344
Short-term borrowings	20,000	20,000
Current portion of long-term borrowings	—	5,703
Current portion of bonds	60,000	120,000
Other payables	366,620	341,517
Income taxes payable	446,291	9,993
Accrued expenses	1,081,268	934,724
Deposits received	660,416	641,141
Others	35,252	60,820
Long-term liabilities	1,093,323	743,717
Bonds	340,000	340,000
Allowance for retirement benefits	283,155	277,999
Deferred tax liabilities	335,246	114,276
Others	134,921	11,441
Total liabilities	4,689,285	3,788,422
(Net assets)
Shareholders’ equity	7,803,900	6,772,026
Common stock	397,049	397,049
Capital surplus	418,592	416,970
Capital reserve	416,970	416,970
Other capital surplus	1,622	—
Retained earnings	8,128,385	7,107,604
Legal reserve	99,454	99,454
Other retained earnings	8,028,931	7,008,150
Reserve for special depreciation	1,240	1,627
Reserve for reduction of acquisition cost of fixed assets	10,714	9,633
General reserve	6,340,926	6,340,926
Retained earnings carried forward	1,676,049	655,963
Less: treasury stock	(1,140,127)	(1,149,599)
Valuation and translation adjustments	1,110,016	664,820
Net unrealized gains on other securities	1,110,016	664,820
Stock acquisition rights	6,522	9,525
Total net assets	8,920,439	7,446,372

Total	13,609,725	11,234,794

UNCONSOLIDATED STATEMENTS OF INCOME

	(Million yen; amounts less than one million yen are omitted)
	FY2014 (April 1, 2013 through March 31, 2014)	FY2013 (Reference) (April 1, 2012 through March 31, 2013)
Net revenues	11,042,163	9,755,964
Cost of sales	8,637,970	8,459,467
Gross profit	2,404,193	1,296,497
Selling, general and administrative expenses	1,135,188	1,054,364
Operating income	1,269,004	242,133
Non-operating income	749,859	662,182
Interest income	25,315	28,175
Dividend income	556,561	511,139
Others	167,983	122,867
Non-operating expenses	180,413	48,130
Interest expenses	8,129	9,618
Others	172,283	38,511
Ordinary income	1,838,450	856,185
Income before income taxes	1,838,450	856,185
Income taxes – current	492,100	69,000
Income taxes – deferred	(70,459)	89,424
Net income	1,416,810	697,760

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2014

(April 1, 2013 through March 31, 2014)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	1,627	9,633	6,340,926	655,963	7,107,604
Changes of items during the period
Appropriation to reserve for special depreciation						88			(88)
Reversal of reserve for special depreciation						(475)			475
Appropriation to reserve for reduction of acquisition cost of fixed assets							1,172		(1,172)
Reversal of reserve for reduction of acquisition cost of fixed assets							(91)		91
Dividends paid									(396,029)	(396,029)
Net income									1,416,810	1,416,810
Repurchase of treasury stock
Reissuance of treasury stock			1,622	1,622
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	1,622	1,622	—	(387)	1,080	—	1,020,086	1,020,780
Balance at the end of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926	1,676,049	8,128,385

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,149,599)	6,772,026	664,820	664,820	9,525	7,446,372
Changes of items during the period
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(396,029)				(396,029)
Net income		1,416,810				1,416,810
Repurchase of treasury stock	(321)	(321)				(321)
Reissuance of treasury stock	9,793	11,415				11,415
Net changes of items other than shareholders’ equity			445,195	445,195	(3,003)	442,192
Total changes of items during the period	9,471	1,031,874	445,195	445,195	(3,003)	1,474,067
Balance at the end of current period	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439

FY2013 (Reference)

(April 1, 2012 through March 31, 2013)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	885	9,641	6,340,926	148,968	6,599,875
Changes of items during the period
Appropriation to reserve for special depreciation						1,117			(1,117)
Reversal of reserve for special depreciation						(374)			374
Appropriation to reserve for reduction of acquisition cost of fixed assets							11		(11)
Reversal of reserve for reduction of acquisition cost of fixed assets							(19)		19
Dividends paid									(190,008)	(190,008)
Net income									697,760	697,760
Repurchase of treasury stock
Reissuance of treasury stock									(22)	(22)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	—	—	—	742	(8)	—	506,994	507,729
Balance at the end of current period	397,049	416,970	—	416,970	99,454	1,627	9,633	6,340,926	655,963	7,107,604

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,152,142)	6,261,754	362,114	362,114	10,797	6,634,666
Changes of items during the period
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(190,008)				(190,008)
Net income		697,760				697,760
Repurchase of treasury stock	(100)	(100)				(100)
Reissuance of treasury stock	2,642	2,620				2,620
Net changes of items other than shareholders’ equity			302,705	302,705	(1,272)	301,433
Total changes of items during the period	2,542	510,271	302,705	302,705	(1,272)	811,705
Balance at the end of current period	(1,149,599)	6,772,026	664,820	664,820	9,525	7,446,372

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]

1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral		Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)
Investments in securities	8,539	Security deposit for delayed tax payment for goods imported	8,100

Total	8,539	Total	8,100

2.	Accumulated depreciation of property, plant and equipment:	3,852,591 million yen

3.	Guarantees

	Guarantees for bank loans of Toyota Peugeot Citroën Automobile Czech, s.r.o.	6,871 million yen

4.	Export bill discounted	6,033 million yen

5.	Receivables from and payables to subsidiaries and affiliates

	Short-term receivables	1,484,783 million yen
	Long-term receivables	139,820 million yen
	Short-term payables	1,493,589 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	6,707,481 million yen
Purchases	4,755,804 million yen
Non-operating transactions	610,424 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2014

Common stock	278,231,473 shares

2.	Dividends from surplus

(1)	Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Ordinary General Shareholders’ Meeting held on June 14, 2013	Common stock	190,045 million yen	60 yen	March 31, 2013	June 17, 2013
Directors’ Meeting held on November 6, 2013	Common stock	205,983 million yen	65 yen	September 30, 2013	November 27, 2013

(2)	Dividends of which record date falls in FY2014 and effective date falls in FY2015

Dividends on common stock are proposed for resolution at the FY2014 Ordinary General Shareholders’ Meeting to be held on June 17, 2014, as follows:

Total cash dividends	316,976 million yen
Dividends per share	100 yen
Record date	March 31, 2014
Effective date	June 18, 2014

The dividends shall be paid from retained earnings.

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2014

Common stock	13,825,900 shares

[Tax effect accounting]

Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and over-depreciation of depreciable assets, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities. Because the revised tax act was promulgated during the current fiscal year and the tax rates for corporate income taxes to be applied in subsequent fiscal years were changed, the amounts stated for deferred tax assets and deferred tax liabilities are adjusted accordingly.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	1,788,957 (Note.2)	Trade accounts receivable	121,376 (Note.2)
				Loans (Note.3)	84,579 (Note.3)	Loans	297,515
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 100.00%	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	1,107,717 (Note.2)	Other receivables	104,152 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,585,244 (Note.2)	Trade accounts payable	55,509 (Note.2)
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 51.37% Indirect 0.14%	Purchase of Daihatsu Motor products	Deposit of funds (Note.3)	220,097 (Note.3)	Deposits received	208,316

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of loans and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

Net assets per share	2,812.17 yen
Net income per share	447.09 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2014

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Kazuhiko Tomoda

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 110th fiscal year from April 1, 2013 to March 31, 2014.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules:

Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with Japan generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility:

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with Japan generally accepted accounting principles.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2014 (As of March 31, 2014)	FY2013 (Reference) (As of March 31, 2013)
(Assets)
Current assets	15,717,706	13,784,890
Cash and cash equivalents	2,041,170	1,718,297
Time deposits	180,207	106,700
Marketable securities	2,046,877	1,445,663
Trade accounts and notes receivable, less allowance for doubtful accounts	2,036,232	1,971,659
Finance receivables, net	5,628,934	5,117,660
Other receivables	351,182	432,693
Inventories	1,894,704	1,715,786
Deferred income taxes	866,386	749,398
Prepaid expenses and other current assets	672,014	527,034
Noncurrent finance receivables, net	8,102,294	6,943,766
Investments and other assets	9,976,175	7,903,422
Marketable securities and other securities investments	6,765,043	5,176,582
Affiliated companies	2,429,778	2,103,283
Employees receivables	44,966	53,741
Other	736,388	569,816
Property, plant and equipment	7,641,298	6,851,239
Land	1,314,040	1,303,611
Buildings	4,073,335	3,874,279
Machinery and equipment	10,381,285	9,716,180
Vehicles and equipment on operating leases	3,709,560	3,038,011
Construction in progress	286,571	291,539
Less – Accumulated depreciation	(12,123,493)	(11,372,381)

Total assets	41,437,473	35,483,317

	(Amounts are rounded to the nearest million yen)
	FY2014 (As of March 31, 2014)	FY2013 (Reference) (As of March 31, 2013)
(Liabilities)
Current liabilities	14,680,685	12,912,520
Short-term borrowings	4,830,820	4,089,528
Current portion of long-term debt	2,949,663	2,704,428
Accounts payable	2,213,218	2,113,778
Other payables	845,426	721,065
Accrued expenses	2,313,160	2,185,537
Income taxes payable	594,829	156,266
Other current liabilities	933,569	941,918
Long-term liabilities	11,537,801	9,797,941
Long-term debt	8,546,910	7,337,824
Accrued pension and severance costs	767,618	766,112
Deferred income taxes	1,811,846	1,385,927
Other long-term liabilities	411,427	308,078
Total liabilities	26,218,486	22,710,461

(Shareholders’ equity)
Toyota Motor Corporation shareholders’ equity	14,469,148	12,148,035
Common stock, no par value	397,050	397,050
Additional paid-in capital	551,308	551,040
Retained earnings	14,116,295	12,689,206
Accumulated other comprehensive income (loss)	528,161	(356,123)
Treasury stock, at cost	(1,123,666)	(1,133,138)
Noncontrolling interests	749,839	624,821
Total shareholders’ equity	15,218,987	12,772,856

Total liabilities and shareholders’ equity	41,437,473	35,483,317

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2014 (April 1, 2013 through March 31, 2014)	FY2013 (Reference) (April 1, 2012 through March 31, 2013)
Net revenues	25,691,911	22,064,192
Sales of products	24,312,644	20,914,150
Financing operations	1,379,267	1,150,042
Costs and expenses	23,399,799	20,743,304
Cost of products sold	19,988,245	18,010,569
Cost of financing operations	812,894	630,426
Selling, general and administrative	2,598,660	2,102,309
Operating income	2,292,112	1,320,888
Other income (expense)	148,968	82,761
Interest and dividend income	115,410	98,673
Interest expense	(19,630)	(22,967)
Foreign exchange gain, net	50,260	5,551
Other income, net	2,928	1,504
Income before income taxes and equity in earnings of affiliated companies	2,441,080	1,403,649
Provision for income taxes	767,808	551,686
Equity in earnings of affiliated companies	318,376	231,519
Net income	1,991,648	1,083,482
Less: Net income attributable to noncontrolling interests	(168,529)	(121,319)
Net income attributable to Toyota Motor Corporation	1,823,119	962,163

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2014

(April 1, 2013 through March 31, 2014)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

Equity transaction with noncontrolling interests and other		528				528	2,985	3,513
Comprehensive income
Net income			1,823,119			1,823,119	168,529	1,991,648
Other comprehensive income (loss)
Foreign currency translation adjustments				296,942		296,942	4,947	301,889
Unrealized gains (losses) on securities				493,750		493,750	5,810	499,560
Pension liability adjustments				93,592		93,592	5,812	99,404
Total comprehensive income						2,707,403	185,098	2,892,501
Dividends paid to Toyota Motor Corporation shareholders			(396,030)			(396,030)		(396,030)
Dividends paid to noncontrolling interests							(63,065)	(63,065)
Repurchase and reissuance of treasury stock		(260)			9,472	9,212		9,212

Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

FY2013 (Reference)

(April 1, 2012 through March 31, 2013)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

Equity transaction with noncontrolling interests and other		675				675	4,961	5,636
Comprehensive income
Net income			962,163			962,163	121,319	1,083,482
Other comprehensive income (loss)
Foreign currency translation adjustments				434,638		434,638	27,116	461,754
Unrealized gains (losses) on securities				368,507		368,507	5,702	374,209
Pension liability adjustments				19,565		19,565	(4,854)	14,711
Total comprehensive income						1,784,873	149,283	1,934,156
Dividends paid to Toyota Motor Corporation shareholders			(190,008)			(190,008)		(190,008)
Dividends paid to noncontrolling interests							(45,640)	(45,640)
Repurchase and reissuance of treasury stock		(285)	(23)		2,542	2,234		2,234

Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 542 consolidated subsidiaries (including variable interest entities) and 54 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), pursuant to the provision of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of that paragraph, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	47,518 million yen
Allowance for credit losses	153,602 million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(516,538) million yen
Unrealized gains (losses) on securities	1,160,563 million yen
Pension liability adjustments	(115,864) million yen

3. Assets pledged as collateral	1,519,160 million yen

4. Guarantees	2,097,151 million yen

[Consolidated Statement of Shareholders’ Equity]

Number of shares issued and outstanding as of March 31, 2014	3,447,997,492 shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	2,041,170	2,041,170
Marketable securities and other securities investments	8,734,452	8,734,452
Finance receivables	12,775,669	13,058,756
Short-term borrowings and long-term debt	(16,305,597)	(16,446,242)
Derivative financial instruments	52,059	52,059

Note:

Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.

Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.

Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation Shareholders’ equity per share	4,564.74 yen

2. Net income attributable to Toyota Motor Corporation per share
Basic	575.30 yen
Diluted	574.92 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2014

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Kazuhiko Tomoda

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2013 to March 31, 2014.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by U.S. generally accepted accounting principles in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2014 extending from April 1, 2013 through March 31, 2014, and reports as follows.

1.	Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Methods and contents of Audit by the Audit & Supervisory Board Members

1)

Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with the Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with the Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.

As stated in the business report, the company entered into a deferred prosecution agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation related to the company’s 2009-2010 recalls. The Audit & Supervisory Board closely monitored the process leading to the conclusion of the agreement, but has nothing to point out concerning the business judgment taken by the Board of Directors.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

May 7, 2014

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member	Yoichiro Ichimaru	Outside Audit & Supervisory Board Member	Yoichi Morishita
Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa	Outside Audit & Supervisory Board Member	Akishige Okada
Full-time Audit & Supervisory Board Member	Masahiro Kato	Outside Audit & Supervisory Board Member	Kunihiro Matsuo
		Outside Audit & Supervisory Board Member	Yoko Wake

Segment Operating Results

(i)	Automotive:

Net revenues for the automotive operations increased by 3,362.3 billion yen, or 16.5%, to 23,781.4 billion yen in FY2014 compared with FY2013, and operating income increased by 994.0 billion yen, or 105.2%, to 1,938.7 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to effects of changes in exchange rates and cost reduction efforts.

(ii)	Financial services:

Net revenues for the financial services operations increased by 250.3 billion yen, or 21.4%, to 1,421.0 billion yen in FY2014 compared with FY2013. However, operating income decreased by 20.9 billion yen, or 6.6%, to 294.8 billion yen in FY2014 compared with FY2013. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii)	All other:

Net revenues for all other businesses increased by 84.8 billion yen, or 8.0%, to 1,151.2 billion yen in FY2014 compared with FY2013, and operating income increased by 10.6 billion yen, or 19.9%, to 64.2 billion yen in FY2014 compared with FY2013.

Geographic Information

(i)	Japan:

Net revenues in Japan increased by 1,476.4 billion yen, or 11.5%, to 14,297.4 billion yen in FY2014 compared with FY2013, and operating income increased by 933.8 billion yen, or 162.0%, to 1,510.1 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to effects of changes in exchange rates and cost reduction efforts.

(ii)	North America:

Net revenues in North America increased by 1,832.6 billion yen, or 29.2%, to 8,117.0 billion yen in FY2014 compared with FY2013, and operating income increased by 104.1 billion yen, or 46.9%, to 326.0 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to cost reduction efforts and increases in both production volume and vehicle unit sales.

(iii)	Europe:

Net revenues in Europe increased by 641.8 billion yen, or 30.8%, to 2,724.9 billion yen in FY2014 compared with FY2013, and operating income increased by 31.7 billion yen, or 120.0%, to 58.2 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(iv)	Asia:

Net revenues in Asia increased by 492.1 billion yen, or 11.2%, to 4,877.6 billion yen in FY2014 compared with FY2013, and operating income increased by 19.6 billion yen, or 5.2%, to 395.7 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to cost reduction efforts and effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 242.3 billion yen, or 11.6%, to 2,336.6 billion yen in FY2014 compared with FY2013. However, operating income decreased by 91.1 billion yen, or 68.2%, to 42.5 billion yen in FY2014 compared with FY2013. The decrease in operating income was mainly due to the increase in expenses and others.